Putnam Investments
100 Federal Street
Boston, MA 02110
November 26, 2018

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Jaea Hahn

Re:	Comments on Post-Effective Amendment No. 295 to the Registration Statement on Form
N-1A (File No. 811-07513) (the “Registration Statement”) of Putnam Funds Trust (the
“Registrant”), filed with the Securities and Exchange Commission (the “Commission”)
on September 28, 2018 (the “485(a) Amendment”), with respect to its series, Putnam
Global Communications Fund (formerly Putnam Global Telecommunications Fund) (the
“Fund”)

Dear Ms. Hahn:

This letter responds to the comments that you provided telephonically to me on behalf of the Staff of the Commission (the “Commission Staff”) on November 16, 2018 regarding the 485(a) Amendment. For convenience of reference, I have summarized the Commission Staff’s comments before the Registrant’s responses. These responses will be reflected in Post-Effective Amendment No. 301 to the Registration Statement (the “485(b) Amendment”), filed with the Commission following the date hereof. References to page numbers or specific text in the Commission Staff’s comments and the Registrant’s responses are to the corresponding page numbers and text of the 485(a) Amendment, as indicated.

General Comments

1. Comment: The Registration Statement must be finalized with all brackets removed and all material information provided.

Response: The Registrant confirms that it will revise the Registration Statement to remove all brackets and provide all material information.

2. Comment: Please supplementally provide a completed fee table and expense example for review by the Staff.

Response: The fee table and expense example are as follows:

Shareholder fees (fees paid directly from your investment)

Maximum deferred sales
charge (load) (as a percentage
	Maximum sales charge (load)	of original purchase price or
	imposed on purchases (as a	redemption proceeds,
Share class	percentage of offering price)	whichever is lower)
Class A	5.75%	1.00%*
Class B	NONE	5.00%**
Class C	NONE	1.00%***
Class M	3.50%	NONE
Class R	NONE	NONE
Class Y	NONE	NONE

Annual fund operating expenses (expenses you pay each year as a percentage of the value of your investment)

						Total annual
				Total annual		fund operating
		Distribution		fund		expenses after
Share	Management	and service	Other	operating	Expense	expense
class	fees	(12b-1) fees	expenses	expenses	reimbursement#	reimbursement
Class A	0.62%	0.25%	0.94%	1.81%	(0.51)%	1.30%
Class B	0.62%	1.00%	0.94%	2.56%	(0.51)%	2.05%
Class C	0.62%	1.00%	0.94%	2.56%	(0.51)%	2.05%
Class M	0.62%	0.75%	0.94%	2.31%	(0.51)%	1.80%
Class R	0.62%	0.50%	0.94%	2.06%	(0.51)%	1.55%
Class Y	0.62%	N/A	0.94%	1.56%	(0.51)%	1.05%

*Applies only to certain redemptions of shares bought with no initial sales charge.

** This charge is phased out over six years.

*** This charge is eliminated after one year.

#Reflects Putnam Investment Management, LLC’s contractual obligation to limit certain fund expenses through 12/30/2019. This obligation may be modified or discontinued only with approval of the Board of Trustees.

Example

The following hypothetical example is intended to help you compare the cost of investing in the fund with the cost of investing in other funds. It assumes that you invest $10,000 in the fund for the time periods indicated and then, except as indicated, redeem all your shares at the end of those periods. It assumes a 5% return on your investment each year and that the fund’s operating expenses remain the same. Only the first year of each period in the example takes into account the expense reimbursement described above. Your actual costs may be higher or lower.

Share class	1 year	3 years	5 years	10 years
Class A	$700	$1,065	$1,454	$2,540
Class B	$708	$1,048	$1,515	$2,673
Class B (no redemption)	$208	$748	$1,315	$2,673
Class C	$308	$748	$1,315	$2,857
Class C (no redemption)	$208	$748	$1,315	$2,857
Class M	$526	$999	$1,497	$2,865
Class R	$158	$597	$1,062	$2,349
Class Y	$107	$443	$802	$1,813

3. Comment: The Commission Staff observes that the footnote to the table describing the fees and expenses Fund shareholders may pay references Putnam Investment Management, LLC’s (“Putnam Management”) contractual obligation to limit certain fund expenses. Please confirm supplementally whether Putnam Management is permitted to recoup any of the fees or expenses limited pursuant to this arrangement.

Response: The Registrant confirms that Putnam Management is not permitted to recoup any of the fees waived or expenses reimbursed pursuant to its contractual obligation to limit certain fund expenses.

4. Comment: The Commission Staff notes that the description of the Fund’s principal investment strategies on page 5 references investments in “large and midsize companies.” Please consider providing a definition of, or capitalization range for, large and midsize companies.

Response: The Registrant notes that the Fund is not subject to any specific investment policy that requires a certain level of investment in large and midsize companies. As a result, the Registrant believes that it is not necessary to include a definition or capitalization range for “large and midsize companies” in the Registration Statement.

5. Comment: The Commission Staff notes that the Fund’s policy on “Global investing” is included on page 9. Please consider moving a description of the policy to the summary section or including a cross reference in the summary section to the disclosure on page 9.

Response: The requested change has been made. The following language has been added to the “Investments” section of the Fund summary:

The use of the term "global" in the fund’s name is meant to emphasize that we look for investment opportunities on a worldwide basis and that our investment strategies are not constrained by the countries or regions in which companies are located. Under normal market conditions, the fund intends to invest in at least five different countries and at least 40% of its net assets in securities of foreign companies (or, if less, at least the percentage of net assets that is 10% less than the percentage of the fund’s benchmark represented by foreign companies, as determined by the providers of the benchmark).

6. Comment: In the section “Investments” in the Fund summary, consider breaking the disclosure up into separate paragraphs to satisfy plain English requirements.

Response: The Registrant respectfully declines to make this change. The Registrant believes that the Registrant’s narrative investment strategy disclosure provided under the heading “Investments” is appropriate in light of the requirements of Item 4(a) of Form N-1A.

7. Comment: Please clarify supplementally whether derivative instruments will be counted towards the Fund’s 80% test. If yes, please confirm supplementally that, for purposes of the 80% investment policy, all derivatives are valued on a marked-to-market basis when counted towards the Fund’s 80% investment policy.

Response: The Registrant may count derivative instruments for purposes of compliance with the Fund’s 80% test. Any derivative instruments counted for this purpose will generally be valued on a marked-to-market basis. The Registrant confirms it would use the notional value of a derivative for purposes of the 80% test only in limited circumstances if, in the judgment of Putnam Management, the notional value is a more appropriate measure of the Registrant’s investment exposure than the market value of such derivative. The Registrant would consider the notional value of a derivative to be a more appropriate measure of the Registrant’s investment exposure than the market value of such derivative only in extraordinary circumstances, for example, due to the unavailability of market value or indication that the market value was inaccurate.

8. Comment: Please consider adding a heading or using bullet points for each risk factor discussed under the heading “Risks.”

Response: The Registrant respectfully declines to make this change. The Registrant believes that the Registrant’s narrative risk disclosure provided under the heading “Risks” is appropriate in light of the requirements of Item 4(b)(1) of Form N-1A.

9. Comment: The Commission Staff notes that the description of the Fund’s principal investment strategies and related risks on page 5 references investments in emerging markets. Please confirm whether investments in emerging markets will be a principal investment strategy of the Fund, and if so, describe supplementally (and, if appropriate, disclose in the Registration Statement) how the Fund determines whether a country is an “emerging market.”

Response: The Fund may have material holdings in emerging markets countries. To determine whether a country is an “emerging market,” the Fund relies on definitions supplied by independent benchmark providers. In the case of equity securities, the Fund presently considers “emerging markets” to include any country included in the MSCI Emerging Markets Index.

The Registrant notes that the description of the Fund’s principal investment strategies contemplates investments in companies worldwide, which could include U.S., international, and emerging market equity securities. The Registrant further notes that the Fund is not subject to any investment policy that limits its investments in emerging markets. As a result, the Registrant believes that it is not necessary, and is potentially confusing to investors, to disclose in the Registration Statement how the Fund determines whether a country is an “emerging market.”

10. Comment: Please review the derivatives risks disclosure under the heading “Risks” on page 6 confirm that the discussions are appropriately tailored to the risks associated with the types of derivatives the Fund intends to use as part of its principal investment strategies.

Response: The Registrant has reviewed the derivatives risk disclosure referenced above and confirms that the disclosure is appropriately tailored to the risks associated with the types of derivatives the Fund intends to use as part of its principal investment strategies.

11. Comment: On page 9, in the paragraph describing “Global investing,” the Commission Staff notes that the description of the Fund’s policy on global investing states: “Under normal market conditions, the fund intends to invest in at least five different countries and at least 40% of its net assets in securities of foreign companies (or, if less, at least the percentage of net assets that is 10% less than the percentage of the fund’s benchmark represented by foreign companies, as determined by the providers of the benchmark).” Please consider removing the parenthetical.

Response: The Registrant confirms that the description of global investing included in the prospectus accurately reflects the Fund’s policy on global investing. The Registrant believes that the flexibility provided by the parenthetical noted by the Commission Staff is necessary to allow the Fund to more closely track its benchmark in the event that the benchmark weighting in foreign companies is ever less than 40% of the Fund’s net assets.

12. Comment: The Commission Staff notes that in the section “What are the fund's main investment strategies and related risks?” there is disclosure regarding “small and midsize companies,” while the principal investment strategy discussion in the Fund summary section states that the Fund will invest mainly in large and midsize companies. Please reconcile.

Response: The Registrant confirms that the Fund will invest mainly in large and midsize companies; however, the Fund may have holdings in small companies as well. The paragraph “Small and midsize companies” is intended to describe the risks associated with investments in such companies with smaller capitalizations, and the Registrant believes that this disclosure is appropriate.

I believe this letter addresses the Commission Staff’s comments. Should you have any further question, please do not hesitate to call me at (617) 760-0044 or Peter Fariel at (617) 760-0023. Thank you for your assistance.

Very truly yours,

/s/ Caitlin Robinson

Caitlin Robinson
Counsel
Putnam Investments

cc:	James E. Thomas, Esq., Ropes & Gray LLP
Peter T. Fariel, Esq., Putnam Investments

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